SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on Reserves and Resources Update on PM , McCreedy West and Levack dated

March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 31, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

FNX Announces Resources at the

PM Deposit and Updates Phase 1

McCreedy West Reserves

TORONTO, ONTARIO- March 31, 2005.  FNX Mining Company Inc. (FNX-TSX/AMEX) announces updated mineral reserves for McCreedy West Mine nickel deposits and mineral resources for the PM copper-precious metal Deposit and the Levack Mine to December 31, 2004.  Production of approximately 340,000 tons of ore from Phase 1 mining at McCreedy West Mine in 2003 and 2004 was replaced and mineral reserves remain constant at 1.36 million tons, sufficient to support mining for more than four years at the current mining rates. Mineral resources were estimated for a portion of the PM Deposit, including the former 950 Deposit.  Indicated mineral resources now total 2.8 million tons, while Inferred mineral resources are 1.1 million tons.  The PM mineral resources remain open in all directions.  Bulk sampling results from the PM Deposit were encouraging and the west central portion of the deposit is currently being developed for production scheduled later in 2005.  Mineral resources at the Levack Mine were updated as a result of surface and underground drilling in 2004 on the 1300 Deposit, resulting in 4.9 million tons in the Measured and Indicated mineral resource categories plus an additional 0.7 million tons of Inferred mineral resources.

McCreedy West Mine

Reserves

Probable mineral reserves for Phase 1 mining at McCreedy West Mine are shown in Table 1. Nickel-rich, Probable reserves total 1.25 million tons grading 1.8% Ni and 0.2% Cu, while the Probable copper-precious metal reserves total 114,000 tons averaging 6.6% Cu, 0.8% Ni and 0.16 oz/t TPM.  Total Probable mineral reserves remained constant at 1.36 million tons.  The 2003-4 production tonnage was completely replaced and, going forward, the intent is replace annual production with new mineral reserves to maintain the Phase 1 mine life.

PM Deposit

Mineral Resources

Table 2 shows the initial mineral resource estimates for those portions of the PM Deposit where data are sufficient to support resource estimation.  Indicated mineral resources total 2.8 million tons with an average grade of 1.2% Cu, 0.3% Ni and 0.17 oz/t TPM, while Inferred mineral resources of 1.1 million tons grade 1.1% Cu, 0.3% Ni and 0.21 oz/t TPM. The Indicated resources include 520,000 tons previously reported for the Upper PM (950) area. Other mineralized areas of the PM Deposit will be converted to mineral resources, once additional data are collected.  The west central portion of the PM Deposit, in the vicinity of bulk sample area #1, is presently being developed in preparation for limited production later in 2005 (see Figure 2).  Once the preliminary mining has determined the optimal mining approach to the PM Deposit, it is anticipated that production from the PM Deposit will ramp up to at least 1,000 tons per day.

PM Deposit

Bulk Sampling Results

The Sudbury Joint Venture is completing an exploration ramp and bulk sampling program on the PM Deposit to increase confidence in the drill-indicated grades and to provide metallurgical test samples.  Figure 1 shows the location of the PM Deposit in relation to the McCreedy West Mine underground workings and the Phase 1 orebodies.  Figure 2 outlines the trace of the ramp development through the PM Deposit and the bulk sampling results.  In addition to the first bulk sample results (See FNX news release dated September 23, 2004), six additional bulk samples were collected and the results are shown in the table in Figure 2.  These bulk samples varied in size from 659 up to 1,533 tons, while grades ranged from 0.6%-1.4% Cu, 0.2%-0.3% Ni and 0.16-0.34 oz/t TPMs.  The bulk samples confirmed drill-indicated grades.  These mineral resources remain open for expansion in all directions.

Levack Mine

Mineral Resources

Based on the results from limited surface and underground drilling on the unmined 1300, 1900 and No. 7 Extension Deposits, the Levack mineral resources were also updated.  The updated results are shown in Table 3.  Measured and Indicated mineral resources total 4.9 million undiluted tons averaging 2.1% Ni and 1.0% Cu, while Inferred mineral resources are 0.7 million tons grading 2.0% Ni and 1.1% Cu.  Portions of the mineral resources for the 1300 Deposit were upgraded to the Indicated category from the Inferred category based on new drilling. The updated resources for the Levack Mine are undiluted, compared to the September 2003 press release, which included 10% dilution at zero grade.

2005 Priorities

Nearly half of the 2005 Exploration Budget of $11.4 million is committed to converting mineral resources to mineral reserves and defining additional mineral resources. The recent footwall discovery will be given the highest priority and additional budget will be made available, if warranted.  A priority will be to replace 2005 production for Phase 1 McCreedy West mineral reserves. Conversion of a portion of mineral resources at the PM Deposit and Levack Mine into mineral reserves will also be a focus in 2005, as will defining additional resources for the PM Deposit.

Initially, all mineral resources are estimated in-house by FNX and subsequently reviewed by Dynatec Corporation for conversion to reserves, where appropriate.  The final estimates for new reserves and resources are then reviewed by Roscoe Postle and Associates, independent third party consultants.  All mineral reserves and resources conform to NI-43-101 standards.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Podolsky and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.  Please see the July 16, 2003 FNX news release and the March 23, 2004 Annual Information Form for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

Forward looking statement

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release,  forecast production, increases in mineral reserves and resources and any future conversion of mineral resources to reserves are forward- looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

Table 1:    McCreedy West Mine:   Summary of Mineral Reserves.  (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		(million)%			oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits	0.11	0.76	6.55	0.05	0.07	0.04	0.16
Total		1.36

Table 2:    PM Deposit:   Summary of Mineral Resources  (at December 31, 2004)

PM Deposit
		Tons	Ni	Cu	Pt	Pd	Au	TPM
		(million)%			oz/ton
Indicated	Footwall - PM Deposit	2.77	0.26	1.17	0.07	0.08	0.02	0.17
Inferred		1.06	0.28	1.11	0.08	0.11	0.02	0.21
					-	-	-	-

Table 3:  Levack Mine :  Summary of Mineral Resources  (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
		(million)%			oz/ton
Measured	Contact Deposits	2.41	2.11	1.07	-	-	-	-
Indicated	Contact Deposits	2.46	2.01	0.95	-	-	-	-
Total	Contact Deposits	4.87	2.06	1.01	-	-	-	-
Inferred	Contact Deposits	0.65	1.99	0.95	-	-	-	-

  Ni = nickel; Cu = copper; Pt = platinum; Pd = palladium; Au = gold, TPM = Total Precious Metals defined as Pt+Pd+Au

  The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

  Contact deposits resource estimates excluding the Levack 1900 Deposit are based on 1% Ni cut-off grade and a minimum 8 ft true width. The Levack 1900 Deposit estimate is based on a 1% Ni equivalent cut-off grade. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.80/lb., nickel=$3.75/lb., platinum=$525/oz., palladium=$225/oz., Gold=$325/oz. and a Canadian dollar of US$0.67.

  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip and includes internal and external mining dilution. The Indicated resource are those blocks above C$83/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability and the reserve estimates of long term metal prices stated below

  The Upper PM (950) resource volume is based on a 0.75% Ni equivalent cut-off grade and a minimum 8 ft true width. Nickel equivalency is based on metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. and a Canadian dollar of US$0.67. The Indicated resource are those blocks above C$87/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability. Resources for the PM Deposit are based on a 0.058 oz/ton TPM cut-off.

  Reserves are the mineable economic portion of the Indicated resources. All reserve estimates, cut-off grades and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.78/lb., Ni=$3.95/lb., Pt=$650/oz., Pd=$185/oz., Au=$350/oz. and a Canadian dollar of U.S.$0.70. Contact deposit reserve estimates include mining dilution at grades assumed to be zero and include mining recovery of about 83%.  Mining cut-off for reserves was determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method. The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.

  oz/t = ounces per short ton.

Sudbury Joint Venture
McCreedy West Mine
PM Bulk Samples

West
Surface
East
Upper Main
East Main
700
Upper PM
950 L
Inter Main
1600 L
To Levack Mine
PM Deposit
2500 E
4500 E
Mined Out
Contact Deposits
Footwall Deposits
Historical Infrastructure
FNX Infrastructure
FNX Planned Infrastructure
0
1000
Feet
SUDBURY BASIN
Simplified Geological Map & Location of Cu-Ni-PGM Properties
Podolsky
North Range Footwall Exploration
Levack Mine
McCreedy West Mine
Kirkwood
City of Sudbury
Victoria
Properties
Sudbury Igneous Complex
Chelmsford Formation
Onaping & Onwatin Formations
Whitewater Group
0
10
km

Sudbury Joint Venture
March, 2005

Sudbury Joint Venture
McCreedy West Mine
PM Bulk Samples

4063 tons from Bulk Sample #1 graded 0.20 oz/t (Pt+Pd+Au), 1.4% Cu, 0.4% Ni

Bulk Sample	Tons	% Cu	% Ni	oz/t TPM
#1	4104	1.41	0.40	0.20

Lot Number	Tons	% Cu	% Ni	oz/t TPM
18	1533	1.08	0.32	0.20
19	1287	1.28	0.31	0.19
20	870	0.95	0.23	0.16
21	972	0.57	0.17	0.16
22	659	0.71	0.22	0.18
23	930	1.44	0.27	0.34

Area of Bulk Sample #1
800 S
Lots 18-20
Lots 21-23
To Levack
1600 Level
1300 S
PM Bulk Sample #1
Lot 23
Metallurgical Test
Other Bulk Samples
PM Deposit
PM Ramp/No Bulk Samples Taken
PM Ramp Planned
0
250
Feet
2900 E
3800 E

Sudbury Joint Venture
March, 2005